UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For September 2015

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Royal Dutch Shell Plc: Voting Rights and Capital

LONDON, September 30, 2015/PRNewswire-FirstCall/ —

In conformity with the Disclosure and Transparency Rules, we hereby notify the market of the following:

Royal Dutch Shell plc’s (NYSE:RDS.A)(NYSE:RDS.B) capital consists of 3,941,881,005 A shares and 2,440,410,614 B shares, each with equal voting rights. Royal Dutch Shell plc holds no ordinary shares in Treasury.

The total number of A shares and B shares in issue is 6,382,291,619 and this figure may be used by shareholders as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Royal Dutch Shell plc under the FCA’s Disclosure and Transparency Rules.

Note: This announcement is made pursuant to Disclosure and Transparency Rule 5.6.1 and as such the above figures include shares purchased by Royal Dutch Shell plc as part of its share buy-back programme but not yet cancelled.

Enquiries:

Shell Media Relations

International, UK, European Press: +44-(0)207-934-5550

Shell Investor Relations

Europe: +31-70-377-3996

United States: +1-713-241-1042

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc
(Registrant)

By:	/s/ MCM Brandjes

	Name:	MCM Brandjes
	Title:	Company Secretary

Date: September 30, 2015